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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 N. Salisbury Street, 6th Floor
(No. and Street)

Raleigh	North Carolina	27603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Kinlaw Pitts 919-839-5211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Dr., Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Kinlaw Pitts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Johnston

[Notary seal: Notary Public Johnston County, NC]

Signature

Chief Financial Officer

Title

Notary Public

My Commission expires October 3, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECU Brokerage Services, Inc.

Financial Statements and Reports

Pursuant to Rule 17a-5

Under the Securities Exchange Act of 1934

June 30, 2020 and 2019

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2020 and 2019

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of SECU Brokerage Services, Inc. (the Company) as of June 30, 2020 and 2019, the related statements of operations, changes in stockholder's equity, cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2014.
Baltimore, Maryland
August 21, 2020

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2020 and 2019

	2020	2019
Assets		
Cash and cash equivalents	$ 792,109	$ 786,529
Restricted deposit with clearing organization	100,000	100,000
Receivable – other	25	28
Receivable from affiliate	1,872	-0-
Prepaid expenses	163,177	169,597
Total Assets	$ 1,057,183	$ 1,056,154
Liabilities		
Accounts payable and accrued expenses	$ 19,170	$ 23,320
Total Liabilities	19,170	23,320
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Accumulated earnings	98,013	92,834
Total Stockholder's Equity	1,038,013	1,032,834
Total Liabilities and Stockholder's Equity	$1,057,183	$ 1,056,154

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Years Ended June 30, 2020 and 2019

	2020	2019
Revenues		
Service fee income	$ 1,500,000	$ 1,500,000
Interest income	4,099	8,305
Other income	1,714	777
Total Revenues	1,505,813	1,509,082
Expenses		
Account transaction fees	198,898	160,559
Account custodial fees	197,151	172,585
Salary expense	608,691	580,878
Occupancy	56,124	54,440
Regulatory and examination expenses	302,093	323,333
Professional fees	23,250	22,500
Liability insurance expense	25,709	24,559
Online system maintenance fees	45,977	44,138
Franchise tax expense	1,671	1,456
Other expenses	38,658	28,585
Total Expenses	1,498,222	1,413,033
Income before provision for income taxes	7,591	96,049
Current provision for income taxes	2,412	5,833
Net Income	$5,179	$ 90,216

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Total
Balance at June 30, 2018	$ 100,000	$ 840,000	$ 2,618	$ 942,618
Net income	-0-	-0-	90,216	90,216
Balance at June 30, 2019	$ 100,000	$ 840,000	$ 92,834	$1,032,834
Net income	-0-	-0-	5,179	5,179
Balance at June 30, 2020	$ 100,000	$ 840,000	$98,013	$1,038,013

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Years Ended June 30, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net income	$5,179	$ 90,216
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Receivable – other	3	(6)
Receivable from affiliate	(1,872)	-0-
Prepaid expenses	6,420	(47,970)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(4,150)	404
Payable to affiliate	-0-	(13,912)
Income taxes payable	-0-	(1,493)
Total adjustments	401	(62,977)
Net cash and cash equivalents provided by operating activities	5,580	27,239
Net increase in cash and cash equivalents and restricted cash	5,580	27,239
Cash and cash equivalents and restricted cash, beginning of year	786,529	759,290
Cash and cash equivalents and restricted cash, end of year	$792,109	$ 786,529

The accompanying notes are an integral part of these financial statements

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is therefore subject to certain regulatory requirements, including maintenance of specified levels of net capital.

Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves over 2.5 million members in North Carolina.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. Certain cash equivalents are restricted and are recognized as a component of restricted deposit with clearing organization on the balance sheets.

The Company adopted ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires cash and cash equivalents with restrictions on withdrawal or use to be included in cash and cash equivalents in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2018. The Company has adopted Topic 230 effective July 1, 2019, with retrospective implementation.

Securities Transactions

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

Income Taxes

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Fee Revenue

Effective July 1, 2018, the Company adopted FASB Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). Fee revenue from contracts includes monthly service fee at a rate agreed upon by the Company and Parent. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. There were no changes in judgments used to determine the timing of the satisfaction of performance obligations or the judgements used to determine the transaction price made in applying the guidance in Topic 606.

The following provides detailed information on the recognition of our revenues from Company's one revenue contract. Company provides investment and brokerage services to Parent through a relationship as an Introducing Broker Dealer. Service fees are fixed and accrued monthly over the course of the term. The Company records servicing fees when the services are provided and earned based on contractual terms. The Company believes the performance obligation for service fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Company recognizes a receivable between the monthly due date and payment date, if any material interval of time passes. Because the parties are related, it is unlikely to have a gap between due date and payment. The receivable related to this contract at year end was $0 for June 30, 2020 and 2019.

Disaggregation of Revenue

The following presents the Company's revenue from contracts. With only one contract, one performance obligation, and one customer - only one type of category is necessary.

	2020	2019
Service Fee Income	$1,500,000	$1,500,000

Franchise Tax

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $200.00. For the years ended June 30, 2020 and 2019, the Company's franchise tax expenses were $1,671 and $1,456, respectively.

Recently Issued Accounting Pronouncements

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 2: RESTRICTED DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on

the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2020 and 2019 consist of cash and cash equivalents totaling $100,000.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent) provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including equipment use, are provided to the Company by SECU at no charge. The value of these operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company.

Staff members associated with the Company are employees of SECU. All employee medical benefits, retirement and post retirement plans are funded and managed by SECU. Beginning in 2015, the Company reimburses SECU for salaries and benefits on a full time equivalent basis as outlined in the expense sharing agreement. Beginning in 2018, the Company began including occupancy in the expense sharing agreement. The number of full time equivalents allocated to the Company will be evaluated on an annual basis by management. The Company paid $608,691 and $580,878 for salaries and benefits during the years ended June 30, 2020 and 2019, respectively. The Company paid $56,124 and $54,440 for occupancy during the years ended June 30, 2020 and 2019, respectively.

The Company has a services agreement with the Parent (see Note 1). The Company receives a monthly service fee at a rate agreed upon by the Company and Parent. During

the years ended June 30, 2020 and 2019, the Company recognized $1,500,000 and $1,500,000, respectively, as income under this agreement

At June 30, 2020 and 2019, the Company owed the Parent $0 for expenses paid on its behalf. At June 30, 2020 and 2019, the Company owed SECU $0 for expenses paid on its behalf. At June 30, 2020 and 2019, the Company was owed $0 by SECU and was owed $1,872 and $0, respectively, by the Parent. During the years ended June 30, 2020 and 2019, the Company incurred expenses totaling $0 and $3,850, respectively, which were paid by SECU.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance, registration fees, and other expenses in prepaid expenses. The balances are amortized over the term of the policy or service contract. Registration fees are expensed as they are charged against a prepaid balance. At June 30, 2020 and 2019 the Company had prepaid insurance of $6,522 and $6,143, respectively. At June 30, 2020 and 2019, the Company had prepaid registration fees of $111,546 and $117,455, respectively. Other prepaid expenses totaled $45,109 and $45,999 at June 30, 2020 and 2019, respectively.

NOTE 5: INCOME TAX

Management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is based on consideration of available evidence, including tax planning strategies and other factors. As of June 30, 2020 and 2019, no deferred assets remained for valuation consideration. For the years ended June 30, 2020 and 2019, the Company recognized $2,412 and $5,833, respectively, for current income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2017 and later.

Provision for income tax differs from that computed by applying statutory rates as follows:

	2020	**2019**
Provision computed at federal statutory rate	$1,594	$20,170
State tax, net of federal benefit	180	1,657
Permanent differences	638	(3,455)
Allocation for consolidation	-0-	(12,539)
Income tax expense	$2,412	$5,833

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020 and 2019, the Company's net capital of $872,964 and $863,237 exceeded the minimum net capital requirement of $50,000 by $822,964 and $813,237, respectively. The Company's ratio of aggregate indebtedness ($19,170 and $23,320, respectively) to net capital was 0.02 to 1 and 0.03 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2020 and 2019 FOCUS Reports.

NOTE 7: <u>CONCENTRATIONS</u>

The Company offers brokerage services to the members of SECU through Credit Union Investment Services, Inc., the Parent. The Company's cash deposits are maintained at three financial institutions. Balances on deposit at two of the institutions are insured by the National Credit Union Administration (NCUA) up to $250,000. Balances in excess of the NCUA limit are uninsured. Uninsured deposits were $328,090 and $399,146 at June 30, 2020 and 2019, respectively. The total deposits held by these institutions were $792,109 and $786,529 at June 30, 2020 and 2019, respectively.

NOTE 8: <u>SUBSEQUENT EVENTS</u>

Management evaluated subsequent events through August 21, 2020, the date the financial statements were issued. Events or transactions occurring after June 30, 2020 but prior to August 21, 2020 that provided additional evidence about conditions that existed at June 30, 2020 have been recognized in the financial statements for the year ended June 30, 2020.

In March 2020, the World Health Organization declared the spread of Coronavirus Disease (COVID-19) a worldwide pandemic. The COVID-19 pandemic is having significant effects on global markets, supply chains, businesses, and communities. Specific to the Company, COVID-19 may impact various parts of its future operations and financial results including but not limited to variation in asset based fee income due to market volatility, increased operations costs, costs for emergency preparedness, or

potential shortages of personnel. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as these events are continuing subsequent to year end.

NOTE 9: OFF-BALANCE SHEET RISK

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker/dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to collect and authenticate funds which are passed through to the clearing broker/dealer and verify that customer transactions are executed properly by the clearing broker/dealer.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital
Under Exhibit A of Rule 15c3-1
At June 30, 2020 and 2019

		2020	2019
Stockholder's equity			
Common stock		$ 100,000	$ 100,000
Additional paid-in capital		840,000	840,000
Accumulated earnings (deficit)		98,013	92,834
	Total stockholder's equity	1,038,013	1,032,834
Less:	Non allowable assets:		
	Prepaid expenses	(163,177)	(169,597)
	Receivable from affiliate	(1,872)	-0-
	Total	(165,049)	(169,597)
Net capital		$ 872,964	$ 863,237
Aggregate indebtedness		$ 19,170	$ 23,320
Computation of net capital requirements			
Minimum net capital requirements:			
	6 2/3 percent of net aggregate indebtedness	1,278	1,555
	Minimum dollar net capital required	50,000	50,000
	Net capital required (greater of above)	50,000	50,000
Excess net capital		$ 822,964	$ 813,237
Percentage of aggregate indebtedness to net capital		0.02 : 1	0.03 : 1

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2020 and 2019 unaudited FOCUS reports Part IIA.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Under Exhibit A of Rule 15c3-3 (Exemption)

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3, section (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information for Possession or Control Requirements
Under Exhibit A of Rule 15c3-3 (Exemption)

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3, section (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have performed the procedures enumerated below, which were agreed to by SECU Brokerage Services, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) (the specified parties), related to the Company's compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the SIPC Series 600 Rules, and the applicable instructions of the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. The Company's management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting a $2 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $409,328 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended June 30, 2020, to the Company's supporting schedule, noting a $2 difference.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues as of July 1, 2019 to June 30, 2020 on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $1,096,487 and $1,645 respectively of the Form SIPC-7, noting no differences.

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $409,328 aggregate deductions report for the period of July 1, 2019 to June 30, 2020, on page 2, line 2c of Form SIPC-7, noting a $2 difference.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 21, 2020

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

SECU BROKERAGE SERVICES INC.
GENERAL ASSESSMENT RECONCILIATION
Year Ended June 30, 2020

Total Revenue	$ 1,505,815
Total Deductions	409,328
SIPC Net Operating Revenues	$ 1,096,487
General Assessment @ .0015	$ 1,645
Less Payments Made:	

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
01/30/20	SIPC-6	-	839
07/24/20	SIPC-7	-	806
		$ -	$ 1,645

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Compliance Report, in which (1) SECU Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3, paragraph (k)(2)(ii) (the "exemption provisions") and (2) SECU Brokerage Services, Inc. stated that SECU Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltmore, Mayland
August 21, 2020

Brokerage Services

July 21, 2020

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEC Rule 17a-5 Exemption Compliance

To Whom It May Concern:

The following information details our exemption compliance with SEC Rule 17a-5 reporting requirements:

- SECU Brokerage Services, Inc. is an introducing broker/ dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker, Pershing, LLC. SECU Brokerage Services, Inc. promptly transmits all customer funds and securities to the clearing broker and claims exemption from Rule 15c3-3 under provisions of paragraph (k)(2)(ii).
- SECU Brokerage Services, Inc. met the above identified exemption provision throughout the most recent fiscal year ended June 30, 2020 with one exception, as noted below.

Amount	Payable To	Resolution	Date Received	Date Resolved
26 Shares	Carrie E. Pressley	Representative accepted a stock certificate and sent through courier to back office. The certificate should have been sent directly to Pershing. Once back office received, we immediately sent the certificate to Pershing via FedEx (777304797565).	12/17/2019	12/19/2019

Please contact me if you have any further questions or concerns. Thank you for your assistance.

Sincerely,

Jennifer Kinlaw Pitts
Chief Financial Officer